Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Iran: Signature of a shareholder agreement to create Pars LNG

Paris, February 25, 2004 - Total announces the signature of a shareholder’s agreement between the National Iranian Oil Company (NIOC, 50%), Total (30%) and Petronas (20%) for the creation of a joint venture, Pars LNG.

This signature is the first step towards the development of a long-term partnership between the three companies to produce Liquefied Natural Gas (LNG).

The project is designed for an initial capacity of two trains of 4 million tons of LNG per year each. The gas will be produced on block SP 11 of the South Pars gas field on which negotiations are presently underway between NIOC, Total and Petronas.

For the development of this project, Total will put into practice the company’s expertise in the domain of LNG as well as knowledge of the giant South Pars gas field, acquired during the construction and entry into production of phases 2 and 3.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com